SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Corsicanto Designated Activity Co

(Name of Subject Company (Issuer))

Corsicanto Designated Activity Co

Amarin Corporation plc

(Name of Filing Person (Issuer))

3.50% Exchangeable Senior Notes due 2032

(Title of Class of Securities)

220480 AC1

(CUSIP Number of Class of Securities)

John F. Thero

President and Chief Executive Officer

Amarin Corporation plc

2 Pembroke House

Upper Pembroke Street 28-32

Dublin 2, Ireland

+ 353 (0) 1 6699-020

Patrick O’Sullivan

Director

Arthur Cox Building, Earlsfort Terrace

Dublin 2, Ireland

+ 353 (0) 1 6699-020

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Michael H. Bison James P. Barri Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Joseph T. Kennedy

General Counsel and Strategic

Initiatives, Secretary and Chief

Compliance Officer

Amarin Corporation plc

2 Pembroke House

Upper Pembroke Street 28-32

Dublin 2, Ireland

+ 353 (0) 1 6699-020

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,112,874.94	$1,751.58

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Exchangeable Senior Notes due 2032 (the “Notes”), as described herein, is 100% of the principal amount of the Notes plus any accrued but unpaid interest thereon. As of December 16, 2016, there was $15,107,000 aggregate principal amount of Notes outstanding and, as of the date of repurchase, there will be $5,874.94 of accrued but unpaid interest on the Notes, resulting in an aggregate maximum purchase price of $15,112,874.94.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture (the “Indenture”), dated as of January 9, 2012, between Corsicanto Limited, a private limited company incorporated under the laws of Ireland (n/k/a Corsicanto Designated Activity Co, a designated activity company limited by shares), as Issuer (the “Issuer”), Amarin Corporation plc, a company incorporated under the laws of England and Wales, as Guarantor (the “Guarantor”), and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), relating to the Issuer’s 3.50% Exchangeable Senior Notes due 2032 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Issuer and the Guarantor with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Issuer to purchase the Notes, as set forth in the Issuer’s Optional Put Company Notice to Holders of 3.50% Exchangeable Senior Notes due 2032, dated December 16, 2016, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Optional Put Company Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Optional Put Company Notice is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Issuer’s financial condition is not material to a Holder’s decision whether to put the Notes to the Issuer because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Optional Put is not subject to any financing conditions and (iii) the Optional Put applies to all outstanding Notes. The financial condition and results of operations of the Guarantor and its subsidiaries, including the Issuer, are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Optional Put Company Notice to Holders of 3.50% Exchangeable Senior Notes due 2032, dated December 16, 2016, including form of Optional Put Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a) (5)(A)	Press release dated December 16, 2016.

(b)	None.

(d)(1)	Indenture, dated as of January 9, 2012, by and between the Issuer, the Guarantor and the Trustee (incorporated by reference to Exhibit 4.1 to Amarin Corporation plc’s Current Report on Form 8-K/A filed on January 10, 2012).

(d)(2)	Form of 3.50% Exchangeable Senior Notes due 2032 (included as Sections 2.02 and 2.03 of Indenture filed as Exhibit (d)(1)).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2016

Corsicanto Designated Activity Co

By:	/s/ Joseph T. Kennedy
Name:	Joseph T. Kennedy
Title:	Director

Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President and Chief Executive Officer

Exhibit Number	Description

(a)(1)(A)	Optional Put Company Notice to Holders of 3.50% Exchangeable Senior Notes due 2032, dated December 16, 2016, including form of Optional Put Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a) (5)(A)	Press release dated December 16, 2016.

(b)	None.

(d)(1)	Indenture, dated as of January 9, 2012, by and between the Issuer, the Guarantor and the Trustee (incorporated by reference to Exhibit 4.1 to Amarin Corporation plc.’s Current Report on Form 8-K/A filed on January 10, 2012).

(d)(2)	Form of 3.50% Exchangeable Senior Notes due 2032 (included as Sections 2.02 and 2.03 of Indenture filed as Exhibit (d)(1)).

(g)	None.

(h)	None.